SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October 2003

Commission File Number 001-14489

TELE CENTRO OESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO, THE LARGEST WIRELESS GROUP IN SOUTH AMERICA, ANNOUNCES THIRD QUARTER 2003 CONSOLIDATED RESULTS OF TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

Head of Investor relations:	Luis André Carpintero Blanco

Brasília – Brazil, October 28, 2003 – Tele Centro Oeste Celular Participações S.A. – TCO (BOVESPA: TCOC3 (ON)/TCOC4 (PN); NYSE: TRO) discloses its results to the third quarter of 2003. The closing rates for October 27 2003 were: TCOC3: R$ 16.47 / 1,000 shares, TCOC4: R$ 7.82 / 1,000 shares and TRO: US$ 8.18 / ADR (1 ADR = 3,000 PN shares). TCO is the holding company that controls six cellular operators, Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleron Celular S.A., Teleacre Celular S.A. and Norte Brasil Telecom S.A., as well as a company which offers solutions in the IP (Internet Protocol) data services market, TCO IP. TCO operates in the Federal District of Brazil and in eleven Brazilian states, Acre, Amazonas, Amapá, Goiás, Maranhão, Mato Grosso, Mato Grosso do Sul, Pará, Rondônia, Roraima and Tocantins, in 5.8 million square kilometers and to 31.2 million people, which represent approximately 18% of the Brazilian population.

The following financial and operating information is presented on a consolidated basis in the form required by the Corporate Law, except where otherwise indicated. For comparison purposes, the reference to Region I (sub-ranges of the B frequencies) and Region II (sub-ranges of A frequencies) as Area 8 and Area 7 were respectively maintained in the Authorization Terms for the Personal Mobile Service (SMP).

HIGHLIGHTS

Tele Centro Oeste Celular

R$ million	3Q03	2Q03	Δ %	3Q02	Δ %

Gross Operating Revenue	504.6	488.7	3.3%	408.3	23.6%
Net Operating Revenue from Services	425.6	421.1	1.1%	357.8	18.9%
Net Operating Revenue from Goods	79.0	67.6	16.9%	50.5	56.4%
Total Operating Costs not including depreciation or amortization	(293.8)	(291.4)	0.8%	(231.5)	26.9%
EBITDA	210.8	197.3	6.8%	176.8	19.2%
EBITDA Margin (%)	41.8%	40.4%	1.4 p.p.	43.3%	-1.5 p.p.
Depreciation and Amortization	(54.6)	(48.9)	11.7%	(37.8)	44.4%
EBIT	156.2	148.4	5.3%	139.0	12.4%
Net Income	114.2	119.9	-4.8%	68.9	65.7%
Earnings per share (R$ per thousand shares)	0.31	0.32	-3.1%	0.18	72.2%
Earnings per ADR (R$)	0.93	0.95	-2.1%	0.55	69.1%
Number of shares (billions)	373.4	373.4	0.0%	372.9	0.1%
Investments (accumulated)	116.9	70.0	n.a.	113.2	3.3%
Quarterly Investment as % of revenues	8.3%	8.0%	0.3 p.p.	8.7%	-0.4 p.p.
Operating Cash Flow	163.8	158.4	3.4%	141.5	15.8%

Clients (thousands)	3,593	3,330	7.9%	2,851	26.0%
Post-paid	916	892	2.7%	790	15.9%
Pre-paid	2,677	2,438	9.8%	2,061	29.9%
SAC (R$)	77	131	-41.2%	134	-42.5%

EBITDA = Earnings before interest, taxes, depreciation and amortization.
EBITDA Margin = EBITDA / Net Operating Revenue.
EBIT = Earnings before interest and taxes.
Operating cash flow = EBITDA – Quarterly investments.
SAC – Cost of client acquisition = (70% marketing expenses + cost of distribution network + handset subsidies) / gross additions.
The figures are subject to differences resulting from rounding up / down.

Basis for reporting results in the quarter

  The criteria used for calculation of the main efficiency indexes of the business were unified with the other “VIVO” companies, which implied the adjustment of 3Q02 data for comparison purposes:

    The Churn Rate is now calculated using the following formula (Churn rate = number of cancellations / average number of clients in the period). The formula formerly used considered Churn Rate = number of cancellations / (average number of clients at period start + gross number of additions in the period);

    ARPU: adjusted based on the reclassification of the Fust/Funttel from Revenue Deduction to Operating Expense;

    The SAC now considers 70% of the marketing expenses (previously considered 100%) and the Fistel value is no longer considered.

  As a result of the reclassification of the Fust/Funttel from deductions from Revenue Deduction to Operating Expense, the historic data concerning Net Operating Revenue, Operating Revenues and EBITDA margin were adjusted to allow comparisons. Employee Profit Sharing is now recorded as Operating Expense, which resulted in the alteration of 3Q02 values for purposes of comparison.

  As of July 06, 2003, the operators implemented the long distance Carrier Selection Code (Código de Seleção de Prestadora – “CSP”) used by clients to choose their carrier for domestic long distance services (VC2 and VC3), as well as of international cellular calls, as required by Personal Mobile Service (Serviço Móvel Pessoal – “SMP”) rules. The “VIVO” operators no longer receive revenues from VC2 or VC3 calls, and now receive interconnection revenues from the use of their networks in those calls.

  Additionally, the Bill & Keep rules was adopted for interconnection charges in July 2003. The rules establish that payments between the companies of the SMP for traffic in the same registration area only occur when the traffic exceeds 55%.

Public Offering and Incorporation of Shares

  On August 21, 2003, in compliance with an August 12, 2003 decision of CVM, TCO announced its intention of continuing the incorporation process of its shares into TCP. Following the applicable legislation, the incorporation of shares will be effective after the end of the public offering for acquisition of common shares issued by the Company.

  On September 30, 2003 the public share offer was registered with CVM under number CVM/SRE/OPA/ALI/2003/003.

  On October 09, 2003, TCO announced the beginning of the public offering of its common shares, which was part in the process of the acquisition of the Company’s control by TCP. The period for subscription to the public offering started on October 09, 2003 and will finish on November 11, 2003. It will be followed by an auction, scheduled to take place on November 18, 2003. The subsequent phases of incorporation will be disclosed later.

VIVO

  On April 14, 2003, the Joint Venture between Telefónica Móviles and Portugal Telecom unified the operations of Tele Centro Oeste Celular Participações S.A. with those of Telesp Celular Participações S.A., Tele Sudeste Celular Participações S.A., Celular of CRT Participações S.A. and Tele Leste Celular Participações S.A., which now operate under the brand name “VIVO”.

  Targeting the corporate clients, the “Vivo Empresas” brand was launched, linking this key segment with the Company’s business strategy.

  “VIVO” was considered Top of Mind in most of the regions in which it operates, reflecting the successful consolidation of its brand. Additionally, the brand was awarded first place among the most admired brand mark in the wireless telecommunications sector by Carta Capital magazine.

HIGHLIGHTS

  26.0% growth in client base compared with 3Q02;

  15.9% growth in post-paid client base compared with 3Q02 resulting from strong promotional, retention and client-loyalty campaigns;

  Intense commercial activity, resulting in a net addition of 263 thousand new users;

  23.6% increase in Net Operating Revenue compared with 3Q02;

  18.9% increase in net revenues from services compared with 3Q02, resulting from an increase in the client base;

  56.4% increase in net revenues from goods compared with 3Q02, resulting from an increase in gross additions;

  41.8% EBITDA margin, which is 1.4% higher than in 2Q03;

  53.7% EBITDA Margin not including goods;

  Increase of 15.8% in operating cash flow compared with 3Q02, showing that the Company has enough generation of operating cash to maintain its investments.

OPERATING PERFORMANCE

Operating data – TCO – Area 7

	3Q03	2Q03	Δ %	3Q02	Δ %

Total number of users (thousands)	2,902	2,688	8.0%	2.301	26.1%
Post-paid	771	747	3.2%	653	18.1%
Pre-paid	2,131	1,941	9.8%	1,648	29.3%
Analog	39	46	-15.2%	64	-39.1%
Digital	2,863	2,642	8.4%	2,237	28.0%
Estimated market share (%)	68.5%	69.7%	-1.2 p.p.	75.5%	-7.0 p.p.
Net additions (thousands)	214	127	68.5%	102	109.8%
Post-paid	24	31	-22.6%	28	-14.3%
Pre-paid	190	96	97.9%	74	156.8%
Churn in the quarter (%)	6.1%	6.0%	0.1 p.p.	4.7%	1.4 p.p.
ARPU (in R$/month)	41.5	44.2	-6.1%	43.3	-4.2%
Post-paid	85.8	92.7	-7.4%	92.3	-7.0%
Pre-paid	25.1	25.6	-2.0%	23.9	5.0%
Total MOU (minutes)	103.8	105.2	-1.3%	112.7	-7.9%
Post-paid	188.6	201.2	-6.3%	218.4	-13.6%
Pre-paid	71.3	67.1	6.3%	69.3	2.9%
Employees	1,216	1,239	-1.9%	1,145	6.2%
Client/Employee	2,387	2,169	10.1%	2,010	18.8%

Operating Data – NBT – Area 8

	3Q03	2Q03	Δ %	3Q02	Δ %

Total number of users (thousands)	691	642	7.6%	550	25.6%
Post-paid	145	145	0.0%	137	5.8%
Pre-paid	546	497	9.9%	413	32.2%
Estimated market share (%)	33.0%	33.1%	-0.1 p.p.	36.6%	-3.6 p.p.
Net additions (thousands)	49	25	96.0%	49	0.0%
Post-paid	0	1	n.a.	13	n.a.
Pre-paid	49	24	104.2%	36	36.1%
Churn in the quarter (%)	7.9%	8.5%	-0.6 p.p.	5.3%	2.6 p.p.
ARPU (in R$/month)	38.7	39.3	-1.5%	41.3	-6.3%
Post-paid	95.3	94.8	0.5%	89.2	6.8%
Pre-paid	23.1	22.9	0.9%	25.6	-9.8%
Total MOU (minutes)	95.8	101.3	-5.4%	111.6	-14.2%
Post-paid	199.8	223.1	-10.4%	231.3	-13.6%
Pre-paid	66.5	64.7	2.8%	71.5	-7.0%
Employees	378	384	-1.6%	342	10.5%
Client/Employee	1,828	1,672	9.3%	1,608	13.7%

Client Base

  According to ANATEL’s data, TCO was responsible for a 47.6% participation in the net additions its operating states, and reached a participation rate of 55.9% in the net additions in Area 7 and 28.9% in Area 8.

  The client base increased significantly in 3Q03 compared with 3Q02: 26.0%. The period closed with 3.593 million clients.

  In 3Q03, TCO was responsible for a net addition of 214 thousand clients in Area 7 and 49 thousand clients in Area 8.

  In Area 7, TCO remained as market leader and presented an estimated market share of 68.5%, while in Area 8 NBT presented an estimated market share of 33.0%.

  At the end of 3Q03, 98.7% of the cellular handsets in Area 7 were digital. The number of analog handsets decreased by 39.1% against 3Q02. Since the beginning of its operation, NBT has operated with 100% digital technology.

Technology

  TCO currently uses TDMA technology to provide wireless telecommunication services. After the consolidation of the Joint Venture between Telefónica Móviles and Portugal Telecom in April 2003, the Company has concentrated its efforts on the selective implementation of a new overlapping network using CDMA technology (1xRTT), on the expansion of the TDMA network coverage and on the development of new services.

  In line with the plans to expand and modernize its system, TCO closed 3Q03 with 911 Radio Base Stations and 25 Switches.

  On October 29, 2003, TCO starts the operation of high speed data transmission using 1xRTT technology in the Federal District and, later on, this coverage will be expanded.

Average Net Revenue per User

The Blended ARPU obtained by TCO decreased by 4.4% compared with 3Q02, reaching R$41.0. The post-paid ARPU fell by 4.9% and the pre-paid ARPU increased by 2.1%. In 3Q03, the ARPUs were affected by the introduction of the new SMP rules, as described above, as well as by the increase of 26.0% in the client base.

Minutes of Use per User	The Blended MOU decreased by 9.1% compared with 3Q02, reaching 102.3 minutes per user in 3Q03. The post-paid MOU fell by 13.7% and the pre-paid MOU increased by 0.9%.

Wireless Data Transmission Service

In 3Q03, TCO maintained its focus on data transmission services and implemented a number of publicity campaigns, with special attention to the messaging services, generating a growth in the number of clients who use this service.

FINANCIAL PERFORMANCE

Operating Revenue

R$ million	3Q03	2Q03	Δ %	3Q02	Δ %

Subscription charges	38.8	36.0	7.8%	30.1	28.9%
Usage charges	279.3	291.7	-4.3%	246.7	13.2%
Domestic	275.2	278.1	-1.0%	235.1	17.1%
AD	3.6	9.3	-61.3%	6.9	-47.8%
DSL	0.5	4.3	-88.4%	4.7	-89.4%
Network usage charges	206.5	198.4	4.1%	171.1	20.7%
Other services charges	12.7	6.1	108.2%	3.8	234.2%
Revenue from telecommunications services	537.3	532.2	1.0%	451.7	19.0%
Sales of goods (handsets and accessories)	99.9	85.4	17.0%	63.9	56.3%
Total gross operating revenue	637.2	617.6	3.2%	515.6	23.6%
Total deductions from gross operating revenue	(132.6)	(128.9)	2.9%	(107.3)	23.6%
Net Operating Revenue	504.6	488.7	3.3%	408.3	23.6%
Net revenue from services	425.6	421.1	1.1%	357.8	18.9%
Net revenue from goods sales	79.0	67.6	16.9%	50.5	56.4%

Net Operating Revenue	TCO’s Net Operating Revenue grew by 3.3% as a result of the 7.9% increase in its total client base and a greater use of telecommunication services.

Net Revenue from Services

  The Net Operating Revenue from services increased by 1.1% compared with 2Q03, mainly resulting from the 7.9% growth in the client base.

  Compared with 2Q03, service usage revenues decreased 4.3% compared to 2Q03 and interconnection revenues increased 4.1% as a result of the growth in the client base and of the impact of the new SMP rules determining that domestic long-distance calls now generate network usage (interconnection) revenues. The negative impact of the implementation of the CSP and Bill & Keep rules for TCO was approximately 5% of the net revenue from services.

Net Revenue from Goods	The net revenue from goods sales increased 16.9% compared with 2Q03, as a result of the Company’s intense commercial activity in the period.

Operating Costs

R$ million	3Q03	2Q03	Δ %	3Q02	Δ %

Personnel	(29.9)	(26.1)	14.6%	(20.1)	48.8%
Cost of services rendered	(76.7)	(90.8)	-15.5%	(73.9)	3.8%
Leased lines	(9.7)	(9.7)	0.0%	(7.9)	22.8%
Interconnection	(28.1)	(49.1)	-42.8%	(37.8)	-25.7%
Rents / Insurance / Condominium Fees	(3.6)	(3.4)	5.9%	(2.0)	80.0%
Fistel and other taxes	(22.0)	(15.7)	40.1%	(15.1)	45.7%
Third-party services	(11.1)	(9.3)	19.4%	(8.7)	27.6%
Others	(2.2)	(3.6)	-38.9%	(2.4)	-8.3%
Cost of goods sold	(96.5)	(92.9)	3.9%	(72.7)	32.7%
Commercial Expenses	(66.1)	(59.6)	10.9%	(40.5)	63,2%
Provision for doubtful accounts	(13.9)	(14.9)	-6.7%	(3.7)	275.7%
Marketing	(10.5)	(11.5)	-8.7%	(8.7)	20.7%
Commissions	(17.5)	(13.4)	30.6%	(8.8)	98.9%
Third-party services	(17.4)	(12.8)	35.9%	(13.2)	31.8%
Others	(6.8)	(7.0)	2.9%	(6.1)	11.5%
General and administrative expenses	(24.6)	(24.6)	0.0%	(21.5)	14.4%
Other operating revenues (expenses)	-	2.6	n.a.	(2.8)	n.a.
Total operating costs before depreciation or amortization	(293.8)	(291.4)	0.8%	(231.5)	26.9%
Depreciation and amortization	(54.6)	(48.9)	11.7%	(37.8)	44.4%
Total operating costs	(348.4)	(340.3)	2.4%	(269.3)	29.4%

Operating Costs

The total operating cost was R$348.4 million in the 3Q03. There was a 0.8% increase in operating costs before depreciation and amortization as a result of the growth in the commercial expenses and in the cost of goods sold.

Cost of services rendered

As the revenue, the cost of service rendered also suffered the impact of the Bill & Keep and CSP during 3Q03, decreasing 15.5% compared to the 2Q03.The cost of services rendered presented an increase of 3.8% compared with 3Q02, mainly by reason of increases in third-party services and in the Fistel tax.

Cost of goods sold	The cost of goods sold by TCO grew by 3.9% compared to 2Q03, due to the Company’s intense commercial activity, represented by a 73.0% increase in the number of net additions in the period.

Commercial Expenses	Commercial expenses increased 10.9% compared with 2Q03, mainly due to the increase in expenses with commissions paid to dealers, which are proportional to gross additions.

Bad Debt

The bad debt rate reached 2.2% of the gross operating revenue, 2 percentual points less than in 2Q03. In 3Q02, the provision for doubtful debtors was positively affected by agreements made with other operators, which resulted in a reversion of approximately R$ 7 million and impact the bad debt rate that achieved 0.9% of the gross operating revenue. TCO has been making an effort to maintain the quality of its post-paid client base, as well as to maintain its credit control strategy for retailers and clients adopted by the “VIVO” group.

General and Administrative Expenses	General and administrative remained stable, compared to 2Q03.

EBITDA

TCO’s EBITDA reached an increase of 6.8% compared to 2Q03, which shows that the Company was more efficient in generating cash using its operating assets. The EBITDA margin in the period was 41.8%, which is 1.4% higher than in 2Q03. Excluding the effect of the handsets sales, the EBITDA would be R$228.4 million and its margin would be 53.7%.

Depreciation

Depreciation and amortization expense were R$ 54.6 million in the quarter. Depreciation is calculated using the linear method, which considers the useful life of goods. Its variation compared with 3Q02 is mainly a result of the adjustment in the amortization of NBT’s license to its concession term, as well as the investments made.

Financial Result

R$ million	3Q03	2Q03	Δ %	3Q02	Δ %

Financial Revenue	48.0	113.7	-57.8%	111.3	56.9%
Exchange variation	(6.3)	-	n.a.	-	n.a.
Gains from derivatives	-	-	n.a.	83.2	n.a.
Other financial revenues	56.6	119.3	-52.6%	36.3	55.9%
(-) PIS / Cofins applied on financial revenue	(2.3)	(5.6)	-58.9%	(8.2)	-72.0%
Financial Expense	(20.0)	(74.4)	-73.1%	(138.6)	-85.6%
Exchange variation	0.4	2.1	-81.0%	(111.0)	n.a.
Other financial expenses	(17.8)	(19.7)	-9.6%	(27.6)	-33.5%
Losses from derivatives	(2.6)	(56.8)	-95.4%		n.a.

Net financial revenue (expense)	28.0	39.3	-28.8%	(27.3)	n.a.

Financial Results

TCO’s Net Financial Result compared with 2Q03 mainly reflected the reduction in interest revenues regarding the liquidation of debentures, whose rate, in 2Q03, was that of the CDI + 2%. The resulting income was reinvested at a profitability of 100% over the CDI. The CDI’s average rate in 3Q03 was 23.15, which represents a 3 percentual points below compared to 2Q03 and had also others effects in the net financial result in the quarter.

Loans and Financing

R$ million	Sept. 30, 2003

	Denominated in foreign currency	Denominated in R$
Financial institutions	219.9	184.7

Total	219.9	184.7

R$ million	Sept. 30, 2003	June 30, 2003	Sept. 30, 2003

Short-term	(153.7)	(262.7)	(352.0)
Long-term	(250.9)	(256.4)	(343.7)

Total Indebtedness	(404.6)	(519.1)	(695.7)

Cash and financial investments	995.8	722.9	119.0
Securities / debentures, net	-	223.5	681.9
Derivatives	(13.9)	(14.4)	93.1

Net debt	(577.3)	(412.9)	(198.3)

Schedule for payment of long-term debt

R$ million	Denominated in foreign currency	Denominated in R$
2004	21.5	12.3
2005	41.1	49.5
2006	41.1	42.1
after 2006	-	43.3

Total	103.7	147.2

Net Debt

On September 30, 2003, TCO’s total debt was R$ 404.6 million (R$ 519.1 million on June 30, 2003), of which 54.3% was denominated in foreign currency (92.1% in U.S. dollars and 7.9% in a currency basket – BNDES index). The U.S. dollar denominated debt was 100% protected by derivative contracts at the end of the period. Considering the total amount denominated in foreign currency, including BNDES index, 99% was protected by operations with derivatives. This indebtedness was compensated by the resources available in cash (R$ 9.7 million) and financial investments (R$ 986.1 million), as well as assets and liabilities of derivatives (R$ 13.9 million payable), resulting in a net cash position of R$ 577.3 million, which distinguishes TCO by its financial flexibility.

Investment

During the nine months ended on September 30, 2003, R$ 116.9 million were invested in Property, Plant & Equipment, mainly in projects aiming to improve and expand the capacity of services rendered by the Company. The period was also marked by the investments related to the implementation of a new overlapping network of CDMA technology (1xRTT).

The tables below include:
Table 1: Statement of Consolidated Results of TCO.
Table 2: Consolidated Balance Sheet of TCO.

Contact	Fabiola Michalski – RI	More information is available at
person:	fmichalski@vivo.com.br	http://www.tco.com.br/vivo
(+55 11) 5105-1207

This report contains forward-looking statements. Such statements do not constitute historical facts and reflect the expectations of the company’s management, are forward-looking statements. The words “anticipates,” “believes,”“estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets”, as well as other similar words are intended to identify these statements, which necessarily involve risks that may or may not be known to the company. Accordingly, the actual results of company operations may be different from its current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

TABLE 1: STATEMENT OF CONSOLIDATED RESULTS OF TCO
(Corporate Law)

R$ million	3Q03	2Q03	3Q02	Accrued
				Sept. 03	Sept. 02

Gross operating income total	637.2	617.6	515.6	1,779.7	1,412.4
Deductions from gross revenue	(132.6)	(128.9)	(107.3)	(373.3)	(287.9)
Net Operating Revenue from services	425.6	421.1	357.8	1.222.5	980.4
Net Revenue from goods	79.0	67.6	50.5	183.9	144.1
Net Operating Revenue	504.6	488.7	408.3	1,406.4	1,124.5
Operating Costs	(293.8)	(291.4)	(231.5)	(836.4	(646.8)
Personnel	(29.9)	(26.1)	(20.1)	(78.7)	(58.1)
Cost of services rendered	(76.7)	(90.8)	(73.9)	(255.9)	(204.3)
Cost of goods sold	(96.5)	(92.9)	(72.7)	(250.0)	(193.0)
Service sales	(66.1)	(59.6)	(40.5)	(177.9)	(124.6)
General and administrative expenses	(24.6)	(24.6)	(21.5)	(75.4)	(57.0)
Other operating revenues (expenses)	-	2.6	(2.8)	1.5	(9.8)
Earnings before interest, taxes and depreciation and amortization – EBITDA	210.8	197.3	176.8	570.0	477.7
Depreciation and amortization	(54.6)	(48.9)	(37.8)	(150.1)	(113.3)
Earnings before interest and taxes – EBIT	156.2	148.4	139.0	419.9	364.4
Net Financial Results	28.0	39.3	(27.3)	94.5	(63.9)
Operating profit	184.2	187.7	111.7	514.4	300.5
Non-operating revenue / expenses	(3.8)	(4.9)	11.1	(2.8)	-
Net profit before taxes	180.4	182.8	122,8	511.6	300.5
Income tax and Social Contribution	(64.1)	(60.8)	(52,3)	(179.3)	(106.6)
Minority interest	(2.1)	(2.1)	(1.5)	(6)	(4.5)
Reversion of Interest on Own Capital	-	-	(0.1)	-	40.8
Net profit in the period	114.2	119.9	68.9	326.3	230.2

TABLE 2: CONSOLIDATED BALANCE SHEET OF TCO
(Corporate Law)

	Corporate Law
	Sept.30, 2003	June 30, 2003
ASSETS

Current Assets	1,538	1,390

Cash	996	723
Net accounts receivable	367	279
Marketable securities	-	224
Inventories	46	35
Deferred tax and tax credit	112	115
Prepaid expenses	7	5
Derivatives transactions	1	1
Other current assets	9	8

Long-term receivables	89	89

Tax incentive	-	4
Deferred tax and tax credit	32	29
Derivatives transactions	1	1
Other long-term assets	56	55
Permanent Assets	890	903
Investment	5	5
Net Property, Plant & Equipment	857	869
Deferred	28	29

Total Assets	2,517	2,382

TABLE 2: CONSOLIDATED BALANCE SHEET OF TCO
(Corporate Law)

	Sept.30, 2003	June 30, 2003
LIABILITIES

Current Liabilities	577	558

Personnel, taxes and benefits	15	11
Suppliers and consignations	230	131
Taxes, fees and contributions	125	101
Interest on own capital and dividends	20	20
Loans and financing	154	263
Derivatives transactions	10	12
Deferred revenue	8	9
Profit shares	4	2
Other liabilities	11	9

Long-term liabilities	368	368

Loans and Financing	251	256
Provision for contingencies	104	101
Taxes, fees and contributions	8	6
Derivatives transactions	4	4
Other liabilities	1	1

Minority interest	25	23

Net equity	1,547	1,433

Capital stock	570	570
Capital reserves	114	114
Income reserves	322	322
Retained earnings	590	476
Treasury stock	(49)	(49)

Total Liabilities	2,517	2,382

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2003

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Luis André Carpintero Blanco
Luis André Carpintero Blanco Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.